Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Allegiant Travel Company:

We consent to the incorporation by reference in the registration statements Nos. 333‑141227, 333-199734 and 333-215624 on Form S-8 and No. 333-196738 on Form S-3ASR of Allegiant Travel Company of our reports dated February 24, 2017, with respect to the consolidated balance sheet of Allegiant Travel Company as of December 31, 2016, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10‑K of Allegiant Travel Company.
/s/ KPMG LLP
Dallas, Texas
February 24, 2017